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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     --------------------------------------
                                 ANADIGICS, INC.
                       (Name of Subject Company (Issuer))
                       ----------------------------------
                                 ANADIGICS, INC.
                        (Name of Filing Person (Offeror))
                        ---------------------------------

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
               UNDER THE ANADIGICS, INC. 1995 LONG TERM INCENTIVE
      AND SHARE AWARD PLAN AND THE ANADIGICS, INC. 1997 LONG TERM INCENTIVE
                       AND SHARE AWARD PLAN FOR EMPLOYEES
                         (Title of Class of Securities)

                                    032515108
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

         THOMAS C. SHIELDS                                   Copies to:
Senior Vice President and Chief Financial Officer      PETER H. EHRENBERG, ESQ.
            ANADIGICS, Inc.                             Lowenstein Sandler PC
         141 Mt. Bethel Road                             65 Livingston Avenue
           Warren, NJ 07059                               Roseland, NJ 07068
          (908) 668-5000                                    (973) 597-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            Calculation of Filing Fee

              Transaction Valuation*                       Amount of Filing Fee
              ======================                       ====================
                    $11,043,331                                   $893

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,050,644 shares of common stock of ANADIGICS, Inc., having an aggregate value of $11,043,331 as of July 2, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the current market price of the shares of common stock subject to such options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals ..00008090 of the value of the transaction.

      [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                    Filing party: Not applicable.
                    Date filed: Not applicable.
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[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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                             INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to exchange certain options to purchase shares of our common stock held by our optionees for new options to purchase shares of our common stock at a per share exercise price equal to the closing price of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated July 3, 2003 attached hereto as Exhibit (a)(1) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit
(a)(2) (the "Letter of Transmittal").

The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1.  Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is ANADIGICS, Inc., a Delaware corporation (the "Company"), the address of its principal executive offices is 141 Mt. Bethel Road, Warren, NJ 07059 and the telephone number of its principal executive offices is (908) 668-5000. The information set forth in the Offer to Exchange under Section 9 ("Information About ANADIGICS, Inc.") is incorporated herein by reference.

         (b) This Schedule TO relates to an offer by the Company to exchange certain options (the "Options") outstanding under the ANADIGICS, Inc. 1995 Long Term Incentive and Share Award Plan, as amended, and the ANADIGICS, Inc. 1997 Long Term Incentive and Share Award Plan for Employees, as amended (collectively, the "Plans" and each a "Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the Letter of Transmittal together with the Offer to Exchange, as they may be amended from time to time, as well as the cover letter accompanying the Offer to Exchange, are referred to herein as the "Offer"). The number of shares of Common Stock subject to the New Options will be equal to one third of the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled, rounded up to the nearest whole number and adjusted for any stock splits, stock dividends and similar events. The Company estimates that Options covering 3,050,644 shares of Common Stock are eligible for exchange pursuant to the Offer. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

         (a) The information set forth under Item 2(a) above and the information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

                                      -1-
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Item 4. Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange preceding the "Summary Term Sheet" and under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
         Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
         Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Schedule A to the Offer to Exchange is incorporated herein by reference.

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         (b) The information set forth in the Offer to Exchange under Section 10
         ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.

Item 10. Financial Statements.

         (a) The Company incorporates by reference the Company's consolidated financial statements set forth under Item 8 in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 filed by the Company with the SEC on March 3, 2003 and the Company's condensed consolidated financial statements set forth under Item 1 of Part I in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2003 filed by the Company with the SEC on April 30, 2003. The Company also incorporates by reference the information set forth in the Offer to Exchange under Section 9 ("Information About ANADIGICS, Inc.") and Section 16 ("Additional Information").

         (b) Not applicable.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

Item 12. Exhibits.

         (a) (1) Offer to Exchange, dated July 3, 2003.

             (2) Form of Letter of Transmittal.

             (3) Form of Letter to Eligible Option Holders.

             (4) Form of Letter to Tendering Option Holders.

             (5) Form of E-mail Letter to ANADIGICS, Inc. Employees.

             (6) Form of E-mail Used for Confirming the Receipt of the Letter of Transmittal

             (7) Form of E-mail to be sent to Optionees About the Deadline to Submit the Letter of Transmittal

             (8) ANADIGICS, Inc. Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 3, 2003 and incorporated herein by reference.

             (9) ANADIGICS, Inc. Quarterly Report on Form 10-Q for the three months ended March 29, 2003, filed with the Securities and Exchange Commission on April 30, 2003 and incorporated herein by reference.

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         (b) Not applicable.

         (d) (1) ANADIGICS, Inc. 1995 Long Term Incentive and Share Award Plan, as amended.

             (2) ANADIGICS, Inc. 1997 Long Term Incentive and Share Award Plan
                 for Employees, as amended.

         (g) Not applicable.

         (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a) Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                     ANADIGICS, INC.

                                     By: /s/ Thomas C. Shields
                                             -----------------

                                     Thomas C. Shields, Senior Vice President,
                                          Chief Financial Officer and Secretary

Date: July 3, 2003


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                                INDEX TO EXHIBITS

Exhibit Number                                                       Description

       (a)(1) Offer to Exchange, dated July 3, 2003.

       (a)(2) Form of Letter of Transmittal.

       (a)(3) Form of Letter to Eligible Option Holders.

       (a)(4) Form of Letter to Tendering Option Holders.

       (a)(5) Form of E-mail Letter to ANADIGICS, Inc. Employees.

       (a)(6) Form of E-mail Used for Confirming the Receipt of the Letter of Transmittal.

       (a)(7) Form of E-mail to be sent to Optionees About the Deadline to Submit the Letter of Transmittal.

       (a)(8) ANADIGICS, Inc. Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 3, 2003 and incorporated herein by reference.

       (a)(9) ANADIGICS, Inc. Quarterly Report on Form 10-Q for the three months ended March 29, 2003, filed with the Securities and Exchange Commission on April 30, 2003 and incorporated herein by reference.

       (d)(1) ANADIGICS, Inc. 1995 Long Term Incentive and Share Award Plan, as amended.

          (2) ANADIGICS, Inc. 1997 Long Term Incentive and Share Award Plan for Employees, as amended.

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